Exhibit 99.2
Annex I
AEI
Consolidated Balance Sheets
As of June 30, 2009 and December 31, 2008
(Unaudited)
(millions of dollars (U.S.))

	2009	2008
ASSETS
Current assets:
Cash and cash equivalents	$524	$736
Restricted cash	57	83
Accounts and notes receivable
Trade (net of allowance of $77 and $69, respectively)	892	863
Unconsolidated affiliates	15	11
Inventories	255	239
Prepaids and other current assets	334	384

Total current assets	2,077	2,316
Property, plant and equipment, net	3,842	3,524
Investments in and notes receivable from unconsolidated affiliates	1,092	907
Goodwill	635	614
Intangibles, net	404	393
Other assets	1,259	1,199

Total assets	$9,309	$8,953

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable
Trade	$577	$572
Unconsolidated affiliates	30	30
Current portion of long-term debt, including related party	634	547
Accrued and other liabilities	652	594

Total current liabilities	1,893	1,743
Long-term debt, including related party	2,915	3,415
Deferred income taxes	232	199
Other liabilities	1,369	1,331
Commitments and contingencies

Total shareholders’ equity attributable to AEI	2,437	1,830
Shareholders’ equity attributable to noncontrolling interests	463	435

Total equity	2,900	2,265

Total liabilities and equity	$9,309	$8,953

Annex II
AEI
Consolidated Income Statements and Adjusted Net Income
For the three and six months ended June 30, 2009 and 2008
(Unaudited)

	For the three months		For the six months
	ended June 30,		ended June 30,
(millions of dollars (U.S.), except per share data)	2009	2008	2009	2008
Revenues	$1,856	$2,434	$3,703	$4,604

Cost of sales	1,418	1,931	2,816	3,642

Gross margin	438	503	887	962

Operating expenses
Operations, maintenance and general and administrative expenses	187	221	364	449
Depreciation and amortization	69	80	129	132
Taxes other than income	10	15	21	26
(Gain) loss on disposition of assets	5	15	10	(53)

Total operating expenses	271	331	524	554

Equity income from unconsolidated affiliates	23	33	50	68

Operating income	190	205	413	476

Other income (expense):
Interest income	18	18	35	41
Interest expense	(80)	(101)	(159)	(193)
Foreign currency transaction gain (loss), net	45	(7)	6	23
Gain on early retirement of debt	3	—	3	—
Other income (expense), net	56	(5)	50	2

Total other income (expense)	42	(95)	(65)	(127)

Income before income taxes	232	110	348	349
Provision for income taxes	51	41	127	119

Net income	181	69	221	230

Less: Net income (loss) — noncontrolling interest	56	18	53	124

Net income attributable to AEI	$125	$51	$168	$106

Basic earnings per share attributable to AEI	$0.54	$0.23	$0.73	$0.50
Diluted earnings per share attributable to AEI	$0.53	$0.23	$0.72	$0.50

Net income attributable to AEI	$125	$51	$168	$106
Excluding (a):
Reversal of accrual at Elektro	(32)	—	(32)	—
Foreign currency transaction (gain) loss, net	(11)	2	—	(5)
Gain on early retirement of EDEN debt	(3)	—	(3)	—
(Gain) loss on disposition of assets:
Metrogas available-for-sale securities	—	14	—	14
SIE / Gazel transaction	—	—	—	(18)

Adjusted net income	$79	$67	$133	$97

Adjusted earnings per share	$0.34	$0.31	$0.58	$0.45
Adjusted diluted earnings per share	$0.34	$0.31	$0.58	$0.45

(a)	Amounts shown are net of tax and noncontrolling interests.

Annex III
AEI
Consolidated Statements of Cash Flows
For the six months ended June 30, 2009 and 2008
(Unaudited)
(millions of dollars (U.S.))

	2009	2008
Cash flows from operating activities:
Net income	$221	$230
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amoritization	129	132
Increase (decrease) in deferred revenue	33	(23)
Deferred income taxes	24	26
Equity earnings from unconsolidated affiliates	(50)	(68)
Distributions from unconsolidated affiliates	11	19
Foreign currency transaction gain, net	(6)	(23)
(Gain) loss on disposition of assets	10	(53)
Gain on early retirement of debt	(3)	—
Changes in operating assets and liabilities, net of translation, acquisitions, dispositions and non-cash items	(73)	(68)

Net cash provided by operating activities	296	172

Cash flows from investing activities:
Proceeds from sale of available-for-sale securities	60	38
Capital expenditures	(166)	(140)
Cash paid for acquisitions, exclusive of cash and cash equivalents acquired	(22)	(219)
Cash and cash equivalents acquired	—	75
Net (increase) decrease in restricted cash	26	(20)
Other	(2)	(9)

Net cash used in investing activities	(104)	(275)

Cash flows from financing activities:
Issuance of long-term debt	378	167
Repayment of long-term debt	(813)	(161)
Increase (decrease) in short-term borrowings	68	(64)
Proceeds from issuance of common shares	—	200
Dividends paid to noncontrolling interests	(39)	(53)
Other	(6)	1

Net cash (used in) provided by financing activities	(412)	90

Effect of exchange rate changes on cash	8	8

Decrease in cash and cash equivalents	(212)	(5)
Cash and cash equivalents, beginning of period	736	516

Cash and cash equivalents, end of period	$524	$511

Subsidiary Distributions to Parent	$243	$205

Annex IV
AEI
EBITDA and Adjusted EBITDA
For the three and six months ended June 30, 2009 and 2008
(Unaudited)
(millions of dollars (U.S.))

	For the three months		For the six months
	ended June 30,		ended June 30,
	2009	2008	2009	2008
Net income attributable to AEI	$125	$51	$168	$106
Depreciation and amortization	69	80	129	132
Net income (loss) — noncontrolling interest	56	18	53	124
Provision for income taxes	51	41	127	119
Interest expense	80	101	159	193

EBITDA	381	291	636	674
Subtract:
Interest income	18	18	35	41
Foreign currency transaction gain (loss), net	45	(7)	6	23
Gain (loss) on disposition of assets	(5)	(15)	(10)	53
Gain on early retirement of debt	3	—	3	—
Other income (expense), net	56	(5)	50	2

Adjusted EBITDA	$264	$300	$552	$555

Annex V
AEI
EBITDA and Adjusted EBITDA by segment
For the three months ended June 30, 2009 and 2008
(Unaudited)
(millions of dollars (U.S.))

			Natural Gas
	Power	Power	Transportation	Natural Gas
	Distribution	Generation	and Services	Distribution	Retail Fuel	Other	Eliminations	Total
For the three months ended June 30, 2009
Net income (loss) attributable to AEI	$78	$31	$18	$13	$11	$(4)	$(22)	$125
Depreciation and amortization	32	11	5	5	14	2	—	69
Net income (loss) — noncontrolling interest	4	(3)	13	9	33	2	(2)	56
Provision for income taxes	34	9	(2)	7	14	(11)	—	51
Interest expense	21	12	10	5	12	1	19	80

EBITDA	169	60	44	39	84	(10)	(5)	381
Subtract:
Interest income	11	4	1	—	2	—	—	18
Foreign currency transaction gain (loss), net	—	5	4	3	36	(3)	—	45
Gain (loss) on disposition of assets	(5)	—	—	—	—	—	—	(5)
Gain on early retirement of debt	—	—	—	—	—	3	—	3
Other income (expense), net	47	(1)	6	5	(1)	2	(2)	56

Adjusted EBITDA	$116	$52	$33	$31	$47	$(12)	$(3)	$264

For the three months ended June 30, 2008
Net income (loss) attributable to AEI	$44	$42	$3	$9	$1	$(45)	$(3)	$51
Depreciation and amortization	37	5	6	5	25	2	—	80
Net income (loss) — noncontrolling interest	3	(2)	(2)	9	(2)	9	3	18
Provision for income taxes	28	(15)	12	6	26	(16)	—	41
Interest expense	39	7	11	5	21	18	—	101

EBITDA	151	37	30	34	71	(32)	—	291
Subtract:
Interest income	12	3	1	1	—	1	—	18
Foreign currency transaction gain (loss), net	5	8	(4)	(3)	(12)	(1)	—	(7)
Gain (loss) on disposition of assets	(5)	—	—	—	4	(14)	—	(15)
Other income (expense), net	(5)	1	(3)	(1)	2	—	1	(5)

Adjusted EBITDA	$144	$25	$36	$37	$77	$(18)	$(1)	$300

Annex VI
AEI
EBITDA and Adjusted EBITDA by segment
For the six months ended June 30, 2009 and 2008
(Unaudited)
(millions of dollars (U.S.))

			Natural Gas
	Power	Power	Transportation	Natural Gas
	Distribution	Generation	and Services	Distribution	Retail Fuel	Other	Eliminations	Total
For the six months ended June 30, 2009
Net income (loss) attributable to AEI	$135	$47	$28	$23	$5	$(65)	$(5)	$168
Depreciation and amortization	61	22	10	11	22	3	—	129
Net income (loss) — noncontrolling interest	6	(8)	18	21	17	2	(3)	53
Provision for income taxes	66	29	6	14	19	(7)	—	127
Interest expense	41	24	20	9	25	40	—	159

EBITDA	309	114	82	78	88	(27)	(8)	636
Subtract:
Interest income	21	7	2	1	3	1	—	35
Foreign currency transaction gain (loss), net	(2)	4	—	2	4	(2)	—	6
Gain (loss) on disposition of assets	(10)	—	—	—	—	—	—	(10)
Gain on early retirement of debt	—	—	—	—	—	3	—	3
Other income (expense), net	46	4	9	—	(8)	1	(2)	50

Adjusted EBITDA	$254	$99	$71	$75	$89	$(30)	$(6)	$552

For the six months ended June 30, 2008
Net income (loss) attributable to AEI	$87	$51	$22	$17	$27	$(85)	$(13)	$106
Depreciation and amortization	72	11	11	9	26	3	—	132
Net income (loss) — noncontrolling interest	6	(8)	9	17	98	2	—	124
Provision for income taxes	54	4	20	14	27	—	—	119
Interest expense	75	20	22	11	26	39	—	193

EBITDA	294	78	84	68	204	(41)	(13)	674
Subtract:
Interest income	26	8	3	1	1	2	—	41
Foreign currency transaction gain (loss), net	4	9	(3)	(1)	14	—	—	23
Gain (loss) on disposition of assets	(11)	—	—	—	78	(14)	—	53
Other income (expense), net	(8)	9	6	(2)	(3)	(1)	1	2

Adjusted EBITDA	$283	$52	$78	$70	$114	$(28)	$(14)	$555

Annex VII
AEI
Net Debt
As of June 30, 2009 and December 31, 2008
(Unaudited)
(millions of dollars (U.S.))

	2009	2008
Debt	$3,549	$3,962
Less: Cash	(524)	(736)
Restricted cash — current	(57)	(83)
Restricted cash — non-current	(56)	(49)

NET DEBT	$2,912	$3,094

Annex VIII
AEI
Free Cash Flow
For the six months ended June 30, 2009 and 2008
(Unaudited)
(millions of dollars (U.S.))

	2009	2008
Net cash provided by operating activities	$296	$172
Less:
Maintenance capital expenditures	54	39

Free Cash Flow	$242	$133

Annex IX
AEI
Proportional Financial Metrics (derived from U.S. GAAP data)
As of and for six months ended June 30, 2009
(Unaudited)
(millions of dollars (U.S.), except for ownership percentages)

						Add Proportional			Proportional
		AEI	AEI	Deduct		EBITDA -	Proportional	Net Debt as	Share of Net
		Ownership %	Consolidated	noncontrolling	Deduct equity	Equity/Cost	Share of	of	Debt
Business	Operating Segment	at 6/30/09	EBITDA 2009	interest share	(income) loss	investments	EBITDA 2009	6/30/09	6/30/09

Delsur	Power Distribution	86.41%	$12	$(2)	$—	$—	$10	$63	$54
EDEN	Power Distribution	90.00%	16	(2)	—	—	14	4	4
Elektra	Power Distribution	51.00%	25	(12)	—	—	13	101	52
Elektro	Power Distribution	99.68%	169	(1)	—	—	168	318	317
Chilquinta	Power Distribution	50.00%	15	—	(15)	28	28	129	65
Luz del Sur	Power Distribution	37.97%	18	—	(18)	35	35	207	79
Cuiabá — EPE	Power Generation	50.00%	(29)	14	—	—	(15)	22	11
ENS	Power Generation	100.00%	16	—	—	—	16	43	43
PQP	Power Generation	100.00%	23	—	—	—	23	63	63
San Felipe	Power Generation	100.00%	33	—	—	—	33	4	4
Subic	Power Generation	50.00%	2	—	(2)	2	2	(10)	(5)
Trakya	Power Generation	59.00%	40	(16)	—	—	24	(55)	(32)
Accroven	Natural Gas Transportation and Services	49.25%	10	—	(10)	18	18	139	68
GTB	Natural Gas Transportation and Services	17.65%	—	—	—	7	7	323	57
TBG	Natural Gas Transportation and Services	4.00%	(1)	—	1	5	5	777	31
Cuiabá — GOB	Natural Gas Transportation and Services	50.00%	8	(4)	—	—	4	29	15
Cuiabá — GOM	Natural Gas Transportation and Services	50.00%	3	(1)	—	—	2	8	4
Promigas Pipeline	Natural Gas Transportation and Services	52.13%	29	(14)	—	—	15	212	111
Promigas — Gases de Occidente	Natural Gas Distribution	46.97%	31	(16)	—	—	15	69	33
Promigas — Gases del Caribe	Natural Gas Distribution	16.16%	5	—	(5)	6	6	132	21
Cálidda	Natural Gas Distribution	80.85%	11	(2)	—	—	9	66	53
Promigas — Surtigas	Natural Gas Distribution	52.08%	19	(9)	—	—	10	83	43
Promigas — SIE	Retail Fuel	28.13%	65	(46)	—	—	19	403	113
Promigas — GNC	Retail Fuel	25.17%	25	(19)	—	—	6	83	21
Other	Various Segments		44	(18)	(1)	5	30	299	120

SUBTOTAL (Excluding Headquarters and Other)			$589	$(148)	$(50)	$106	$497		$1,344

Headquarters and Other	Headquarters	100.00%	(37)	—	—	—	(37)	1,341	1,341

TOTAL			$552	$(148)	$(50)	$106	$460		$2,685